Exhibit 15.1

Date: March 20, 2025

To: ZEEKR Intelligent Technology Holding Limited

Room 2301, Building 1

Dadao Wangchao Shangwu Center

Yingfeng Street, Xiaoshan District

Hangzhou, Zhejiang Province, China

Dear Sirs or Madams,

We hereby consent to the reference of our name under the heading “10.E. Taxation” in the annual report of ZEEKR Intelligent Technology Holding Limited on Form 20-F for the year ended December 31, 2024 (the “Annual Report”), which will be filed with the Securities and Exchange Commission (the “SEC”) on the date hereof. We also consent to the filing of this consent letter with the SEC as an exhibit to the Annual Report.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Yours faithfully,

/s/ King & Wood Mallesons

King & Wood Mallesons